 Ciudad Autónoma de Buenos Aires, March 10th, 2022

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignation – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform that the Board of Directors approved the resignations presented by Gerardo Carlos Paz, Brian Robert Henderson and Damián Burgio to their positions as Alternate Directors and Member of the Supervisory Committee, respectively, of the Company. Such resignations obey to personal reasons and will be effective as from the designation of its replacement by a Shareholders Meeting.

Sincerely,

María Agustina Montes

Head of Market Relations